3/18/2002



02007278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED MAR 01 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fidelity Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7755 Center Ave. Suite 1100
(No. and Street)

Huntington Beach	California	92647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tuyen Nguyen (714)777-1120
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tuyen Nguyen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidelity Asset Management, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 18th day of Feb., 2002

Notary Public

Signature

President
Title


KHAMMY LIM
Comm. # 1225539
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 21, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Fitzgerald LeDoux & Company

I have audited the accompanying statement of financial condition of Fitzgerald LeDoux & Company as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fitzgerald LeDoux & Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 1, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Fitzgerald LeDoux & Company
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 5,515
Receivable from clearing firm	46,771
Deposits held at clearing firm	36,025
Prepaid expenses	155
Investments	3,300
Organization costs, net of $3,204 accumulated amortization	801
Total assets	$ 92,567

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 43,333
Commissions payable	2,052
Total liabilities	45,385
Stockholders' equity	
Common stock, no par value, 5,000,000 shares authorized, 99 shares issued and outstanding	22,000
Additional paid-in capital	25,000
Retained earnings	182
Total stockholders' equity	47,182
Total liabilities and stockholders' equity	$ 92,567

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Operations
For the year ended December 31, 2001

Revenue	
Commissions	$ 273,120
Interest income	2,017
Other income	41,175
Total revenue	316,312
Expenses	
Commissions and floor brokerage	98,089
Communications	1,251
Taxes, licenses, & fees, other than income taxes	1,777
Occupancy & equipment rental	9,913
Other operating expenses	210,387
Total expenses	321,417
Income (loss) before income tax provision	(5,105)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (5,905)

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2001	$ 22,000	$ –	$ 6,087	$ 28,087
Additional paid-in capital	–	25,000	–	25,000
Net income (loss)	–	–	(5,905)	(5,905)
Balance on December 31, 2001	$ 22,000	$ 25,000	$ 182	$ 47,182

The accompanying notes are an integral part of these financial statements.

Fitzgerald LeDoux & Company
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (5,905)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Amortization	$ 801	
(Increase) decrease in:		
Accounts receivable	(18,748)	
Prepaid expenses	155	
(Decrease) increase in:		
Accounts payable	43,120	
Commissions payable	(27,098)	
Income taxes payable	800	
Total adjustments		(970)
Net cash and cash equivalents used in operating activities		(6,875)
Cash flows from investing activities:		
Additional deposits made at clearing firms	(26,180)	
Net cash and cash equivalents from investing activities		(26,180)
Cash flows from financing activities:		
Additional paid-in capital	25,000	
Net cash and cash equivalents from financing activities		25,000
Net decrease in cash and cash equivalents		(8,055)
Cash and cash equivalents at beginning of year		13,570
Cash and cash equivalents at end of year		$ 5,515

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fitzgerald LeDoux & Company (the "Company"), was originally incorporated under the name "Capital One Markets" on April 10, 1996. On July 1, 1997 the Company changed its name to Fitzgerald LeDoux & Company. In late 1997, the Company filed form BD to change its name to Fidelity Asset Management, Inc. The State of California discovered a name conflict and did not allow the Company to change its name. The NASD did approve the use of Fidelity Asset Management, Inc. as a "Doing Business As" (DBA) for the Company. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company has about three hundred and sixty one (361) accounts. The majority of the accounts are in Southern California: Los Angeles and Orange County. There does not exist an undue concentration of risk in any one account.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company enjoys the benefits of facilities and utilities provided at no charge by the Stockholders' other business. No amounts have been imputed to these financial statements for these benefits.

The Company has elected to amortize its organization cost over a five (5) year period. The amortization expenses for the year ended December 31, 2001, was $801.

Note 2: INVESTMENT

Investment consists of not readily marketable securities and are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 3: INCOME TAXES

The income tax provision consists of the following:

Federal taxes	$	–
State taxes		800
Total income tax provision	$	800

Note 4: COMMITMENTS AND CONTINGENCIES

Certain payments were made to individuals in the year, that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Note 5: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $40,984 exceeded the minimum net capital requirement by $35,984; and the Company's ratio of aggregate indebtedness ($45,385) to net capital was 1.11:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Fitzgerald LeDoux & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Common stock	$ 22,000	
Additional paid-in capital	25,000	
Retained earnings	182	
Total stockholders' equity		$ 47,182
Less: Non allowable assets		
Receivables	(1,429)	
Organization costs, net of accumulated amortization	(801)	
Prepaid expenses	(155)	
Investment	(3,300)	
Total adjustments		(5,685)
Net capital before haircuts		41,497
Less: Haircuts		
Haircuts on money market funds	(513)	
Total Haircuts		(513)
Net Capital		40,984
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,025	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 35,984
Ratio of aggregate indebtedness to net capital	1.11: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Fitzgerald LeDoux & Company
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Fitzgerald LeDoux & Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.


MAR 1 2002
352

Fitzgerald LeDoux & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Fitzgerald LeDoux & Company

In planning and performing my audit of the financial statements of Fitzgerald LeDoux & Company for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Fitzgerald LeDoux & Company including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 1, 2002.